Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

China Ming Yang Wind Power Group Limited:

We consent to the incorporation by reference in the registration statement (No. 333- 192375) on Form S-8 of China Ming Yang Wind Power Group Limited of our reports dated April 30, 2015, with respect to the consolidated statements of financial position of China Ming Yang Wind Power Group Limited as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 20-F of China Ming Yang Wind Power Group Limited.

/s/ KPMG

Hong Kong, China

April 30, 2015